Morgan

RECEIVED
2004 DEC 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

6th December 2004

04046840

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

12/21

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Trading Statement
Released	07:00 06-Dec-04
Number	0251G

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

RNS Number:0251G
Morgan Crucible Co PLC
06 December 2004

The Morgan Crucible Company plc, the specialist materials company, is issuing this trading update ahead of its full year results for the year ending 4th January 2005, scheduled for 22nd February 2005.

Trading Highlights

- Morgan has made good progress during the second half of 2004 and expects to announce full-year results that are in line with the consensus of analysts' expectations for the year in spite of adverse currency and raw material price increase effects.

- Currency translation, in particular the weakness of the dollar in 2004, will impact turnover by circa £40m compared to 2003 and operating profit by circa £5m. However, like-for-like sales growth has held up well resulting in turnover in continuing businesses being forecast to grow in excess of 5% vs. 2003 on a constant currency basis.

- Group operating profit margins for 2004 are expected to improve to above 6.5% vs. 5% last year and 3.4% in 2002, despite the impact of raw material price inflation

- Operating exceptional charges are expected to be in the region of circa £60m of which the cash spend is circa £30m.

- The three year profit improvement programme announced in early 2004 remains on track and the first benefits are beginning to come through in the full year numbers. Our goal remains to achieve double-digit operating profit margins at the termination of the programme.

Divisional Trading Comment

Carbon

The Carbon division has performed well relative to 2003. The business has benefited from strong market conditions in the Americas. Sales have been strong in the armour (personnel and vehicle) and semiconductor markets, and there has also been an improved performance in the traditional brush and seals and bearings markets. Trading conditions have been more difficult in Europe, but some sales growth has been generated. India continues to grow. The Asian business, particularly in China, has taken advantage of the organic growth in the region. The division is also benefiting from the rationalisation plans implemented during both 2003 and 2004.

Magnetics

The recovery of Magnetics' major markets has continued throughout the year. Strong demand in major segments, in particular electronic article surveillance, has more than offset the negative impact of currency conversion and increased raw material and energy prices. Growth in sales volume, combined with the continuing shift of production to low-cost sites (China, Malaysia and Slovakia) has led to a further improvement of gross margin. Restructuring projects initiated in 2003 and 2004 are on track.

Insulating Ceramics

The sales of Thermal Ceramics year on year have improved slightly on a constant currency basis through organic growth and the continuing importance, due to health and safety regulations, of the Superwool range of bio-soluble products around the world. Markets have remained flat overall with the smaller Asian markets showing strong growth. Our North American markets have been steady, whilst in Europe stronger automotive and building product sales have been offset by weaker demand in other segments. The whole business has benefited from the results of the restructuring actions taken over the past two years.

Overall trading conditions for the Crucibles division improved slightly over 2003. Strong sales growth was achieved in North America, although this was undermined by the weakness of the US dollar. Demand in Asia continued to strengthen with sales to China accelerating. In Europe however, the markets remained flat and showed no real signs of recovery. The increasing use of aluminium castings in motor vehicles continued to benefit crucible sales.

Technical Ceramics

The first half of 2004 saw Technical Ceramics enjoying relatively good trading conditions in the aerospace, medical and semiconductor markets. In the second half of the year there has been some softening of demand in the USA with delayed orders as some customers, particularly in Medical and Semiconductors, looking to reduce stock levels. Overall the European market has remained steady. The Asian markets, whilst much smaller, have continued to show significant growth. Actions to reduce costs remain on plan and are expected to contribute significantly to the operating result for 2004.

Exceptional Items

The Auto Consumer business was sold in June.

From an operating exceptionals perspective, our restructuring programme is progressing to plan, and operating exceptional charges are expected to be in the order of circa £60m in 2004. Major items that contribute to this are provisions in respect of the relocation and downsizing of the company HQ; and major restructuring projects in the Carbon division that have been initiated in this year rather than in 2005. A provision has also been made to recognise the advanced state of negotiations for settlement with the US Federal class action plaintiffs. This relates to the breach of competition regulations announced in 2002. Many operating exceptional charges have been recognised in 2004 and it can be expected that these will be much reduced in 2005

Commenting on the results, Chief Executive Officer, Warren Knowlton said:

"Our restructuring programme as announced in February 2004 is progressing well and remains on track to drive improvements in our operating profits and margins. While future profit enhancement targets are not predicated on market conditions

improving from where we are today, we are nonetheless strengthening our position in growth markets that will deliver stronger long-term returns. We continue with our ongoing programme to reduce operational complexity, decrease cycle times and drive down overhead costs."

For further information, please contact:

The Morgan Crucible Company plc
Victoria Gould — Tel: +44 (0)1753 837 237
Director of Group Communications

Finsbury Group
Robin Walker — Tel: +44 (0) 20 7251 3801

END

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Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

6th December 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:21 06-Dec-04
Number	0674G

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Schroder Nominees Limited 5,686,000 shares; Schroder Unit Trusts Limited (SUTL) 7,968,597 shares; Bank of New York 1,460,250 shares; Chase Nominees Limited 2,011,593 shares; Chase Nominees Limited a/c 03886 693,900 shares; Mellon Nominees (UK) Limited 2,320,200 shares; Morgan Nominees Limited a/c CCC 436,400 shares; Morgan Nominees Ltd 1,474,115 shares; Nortrust Nominees Ltd 5,720,375, Nutraco Nominees Ltd ac/ GWPPMPS 263,600; State Street Nominees Limited a/c 5H57 1,076,329 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 3/12/04 received 6/12/04

12) Total holding following this notification:
29,111,359 shares

13) Total percentage holding of issued class following this notification:
10.03

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
6th December 2004

END

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